SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

049567 10 0

(CUSIP Number)

Thomas W. Reddoch, Chief Executive Officer

Atmospheric Glow Technologies, Inc.

924 Corridor Park Blvd.

Knoxville, Tennessee 37932-3723 (865) 777-3776

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 049567 10 0

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Michael A. Atkins N/A
(2)	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 9,863,992 (8) Shared Voting Power 11,326,500[1] (9) Sole Dispositive Power 9,863,992 (10) Shared Dispositive Power 11,326,500[1]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,190,492
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).
(13)	Percent of Class Represented by Amount in Row (11) 9.5%
(14)	Type of Reporting Person (See Instructions) IN

[1]	These shares with respect to which Mr. Atkins shares voting and dispositive power include 7,771,105 shares which are owned by his wife, Sherry Len Turner, 500,000 shares held by R&R Family Trust of which Mr. Atkins and his wife are trustees, and 3,055,395 shares held by LandOak Capital, LLC of which Mr. Atkins is a member of the Board of Governors and holds a 50% interest.

Item 1.	Security and Issuer.

Common Shares

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

924 Corridor Park Blvd.

Knoxville, Tennessee 37932

Item 2.	Identity and Background.

(a) Name:	Michael A. Atkins

(b) Residence Address:	2001 Sand Street
Kingsport, Tennessee 37660

(c) Principal Occupation and Enterprise:	Certified Financial Planner
The Lanrick Group, Inc.
10267 Kingston Pike
Knoxville, Tennessee 37922

(d) Criminal Convictions:	No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

(e) Securities Proceedings:	No judgment, decree or final order in the last five years enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship:	U.S.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective July 27, 2004, in connection with the distribution in liquidation of AMBG Holdings, LLC, Mr. Atkins’ wife, Sherry Len Turner, received 562,500 Common Shares of Atmospheric Glow Technologies, Inc. (“AGT”) and, in connection with the distribution in liquidation of TLC Rental and Leasing, LLC, Ms. Turner received 775,488 Common Shares of AGT. Mr. Atkins shares voting and dispositive power over these shares by reason of his relationship with Ms. Turner.

In connection with the distribution in liquidation of TLC Rental and Leasing, LLC, LandOak Capital, LLC received 3,055,395 Common Shares of AGT over which Mr. Atkins, as a member of the Board of Governors shares voting and dispositive power.

Item 4.	Purpose of Transaction.

Mr. Atkins has acquired the AGT shares he owns for investment purposes (as has his wife, Sherry Len Turner). The AGT shares over which Mr. Atkins has shared voting and dispositive power (with the exception of the shares held by his wife and the trust) were acquired in connection with the distribution in liquidation of another entity (described above) partially owned and controlled by Mr. Atkins. The entity is holding their securities for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The amount of shares beneficially owned by the undersigned on the date hereof is as follows:

	Aggregate Number	Percent of Class
(a) Beneficially Owned	21,190,492	9.5%

(b) Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	9,863,992 11,326,500 9,863,992 11,326,500	4.4 5.1 4.4 5.1	% % % %

(c)     Effective July 27, 2004, Sherry Len Turner, Mr. Atkins’ wife, received 562,500 Common Shares of AGT in a distribution in liquidation of AMBG Holdings, LLC which had received the shares in connection with a sale of its assets in 2001. Also effective July 27, 2004, Ms. Turner received 775,488 Common Shares of AGT in a distribution in liquidation of TLC Rental and Leasing, LLC which had received the shares in connection with a sale of its assets in 2001.

Effective July 27, 2004, LandOak Capital, LLC, of which Mr. Atkins is a member of the Board of Governors and a 50% owner received 3,055,395 Common Shares of AGT in a distribution in liquidation of TLC Rental and Leasing, LLC which had received the shares in connection with a sale of the assets in 2001.

(d) Patrick L. Martin is the other owner and member of the Board of Governors of LandOak Capital, LLC which owns 3,055,395 of the Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2004	/s/ MICHAEL A. ATKINS
Michael A. Atkins

5